UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AMERICAN REALTY CAPITAL HEALTHCARE

TRUST III, INC.

(Name of the Issuer)

American Realty Capital Healthcare Trust III, Inc.

American Realty Capital Healthcare Trust III Operating Partnership, L.P.

ARHC TRS Holdco III, LLC

Healthcare Trust, Inc.

Healthcare Trust Operating Partnership, L.P.

ARHC TRS Holdco II, LLC

(Name of Person(s) Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

02918H109

(CUSIP Number of Class of Securities)

William E. Carlson, Esq.	Kevin J. Lavin, Esq.
Shapiro Sher Guinot & Sandler, P.A.	Arnold & Porter Kaye Scholer LLP
250 West Pratt Street, Suite 2000	601 Massachusetts Avenue NW
Baltimore, Maryland 21201	Washington, DC 20001
(410) 385-0202	(202) 942-5000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the
Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR §§240.14a-1 to 240.14b-2), Regulation 14C (17 CFR §§240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

INTRODUCTION

This Amendment No. 1 to this Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) American Realty Capital Healthcare Trust III, Inc., a Maryland corporation and the issuer of the common stock that is the subject of the Rule 13e-3 transaction (the “Company”); (b) Healthcare Trust, Inc., a Maryland corporation (“HTI”); (c) Healthcare Trust Operating Partnership, L.P., a Delaware limited partnership and the operating partnership of HTI (the “HTI OP”) and (d) ARHC TRS Holdco II, LLC, a Delaware limited liability company and a subsidiary of HTI OP (“HTI Holdco”) (collectively, the “Filing Persons”).

On June 16, 2017, the Company, American Realty Capital Healthcare Trust III Operating Partnership, L.P., the Company’s operating partnership (the “OP”) and ARHC TRS Holdco III, LLC, a subsidiary of the OP, (“HT III Holdco,” and together with the Company and the OP, the “Seller Parties”) entered into a purchase agreement (the “Purchase Agreement”) with HTI, the HTI OP and HTI Holdco (collectively referred to as the “Purchaser Parties”). Pursuant to the Purchase Agreement, the Purchaser Parties have agreed to purchase membership interests in the Company’s indirect subsidiaries which collectively own all 19 properties owned by the Company and comprise substantially all of the Company’s assets (together with the other transactions contemplated by the Purchase Agreement, the “Asset Sale”).

In connection with its approval of the Purchase Agreement, the Company’s board of directors also approved the Company’s plan of liquidation and dissolution (the “Plan of Liquidation”), which is subject to stockholder approval. The closing of the Asset Sale is conditioned upon stockholder approval of both the Asset Sale and the Plan of Liquidation. Thus, if stockholders do not approve the Plan of Liquidation, the Asset Sale will not be completed even if stockholders approve the Asset Sale. Likewise, the effectiveness of the Plan of Liquidation is conditioned upon stockholder approval of the Plan of Liquidation and the closing of the Asset Sale. If the Asset Sale is not approved and does not close, the Plan of Liquidation will not become effective regardless of whether or not it has been approved.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a revised preliminary proxy statement on Schedule 14A (File No. 000-55625) (the “proxy statement”) relating to the Company’s 2017 annual meeting of stockholders (the “Annual Meeting”).

At the Annual Meeting, the Company’s stockholders will be asked to consider and vote upon the following matters:

1.	approval of the Asset Sale;

2.	approval of the Plan of Liquidation;

3.	the election of three directors to serve for one year, until the Company’s 2018 annual meeting of stockholders and their successors are duly elected and qualified;

4.	the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2017;

5.	the adjournment of the Annual Meeting to a later date or dates, if necessary or appropriate as determined by the chairperson of the Annual Meeting, to solicit additional proxies in favor of the proposals above; and

6.	such other matters as may properly come before the Annual Meeting and any postponement or adjournment thereof.

Neither the Asset Sale nor the Plan of Liquidation is subject to the approval of HTI’s stockholders.

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The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes, exhibits and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by each Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

Each of SunTrust Robinson Humphrey, Inc. and KeyBanc Capital Markets Inc. has consented to the inclusion of its respective materials filed as Exhibits under Item 16 of this Transaction Statement.

This filing is being made only in response to the suggestion by the staff of the SEC that certain of the Filing Persons may be “affiliates” within the meaning of Rule 13e-3. The fact of this filing is not intended to and does not express the view of any Filing Person as to their legal relationships or their engagement in the transaction.

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Item 1. Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

Item 2. Subject Company Information

(a)           Name and Address.

American Realty Capital Healthcare Trust III, Inc.

405 Park Avenue, 4th Floor

New York, New York 10022

(212) 415-6500

(b)           Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“The Annual Meeting of Stockholders — Record Date; Who Can Vote at the Annual Meeting”

(c)           Trading market and price. There is no established trading market for the Company’s common stock.

(d)           Dividends. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors — The Plan of Liquidation”

“Other Important Information Regarding the Company — Distributions”

(e)           Prior public offerings. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Other Important Information Regarding the Company — Prior Public Offerings”

(f)            Prior stock purchases. The information set forth in the proxy statement under the caption “Other Important Information Regarding the Company — Prior Stock Purchases and Other Transactions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a)–(b)     Name and address; Business and background of entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“The Purchase Agreement — Parties to the Purchase Agreement”

“Proposal No. 3: Election of Directors — Business Experience of Nominees”

“Corporate Governance — Executive Officers”

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“The Company”

“Other Important Information Regarding the Company”

“Other Important Information Regarding HTI”

(c)           Business and background of natural persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“The Purchase Agreement — Parties to the Purchase Agreement”

“Other Important Information Regarding the Company”

“Other Important Information Regarding HTI”

Item 4. Terms of the Transaction

(a)            Material terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Special Factors — HTI’s Purposes and Reasons for the Asset Sale”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

“The Purchase Agreement”

“The Plan of Liquidation”

“AR Global Arrangements”

“The Annual Meeting of Stockholders — Vote Required for Approval”

“Special Factors — Accounting Treatment”

“Material U.S. Federal Income Tax Consequences”

Annex A — Purchase Agreement

Annex B — Plan of Liquidation

(c)           Different terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors — Interests of the Advisor and the Company’s Directors and Executive Officers in the Asset Sale and the Plan of Liquidation”

“AR Global Arrangements”

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(d)           Appraisal rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Proposal No. 1: The Asset Sale Proposal”

“Proposal No. 2: The Plan of Liquidation Proposal”

“Appraisal Rights”

(e)           Provisions for unaffiliated security holders. The information set forth in the proxy statement under the caption “Special Factors — Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f)            Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)           Transactions. None.

(b)–(c)     Significant corporate events; Negotiations or contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Special Factors — HTI’s Purposes and Reasons for the Asset Sale”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

“Special Factors — Interests of the Advisor and the Company’s Directors and Executive Officers in the Asset Sale and the Plan of Liquidation”

“Certain Relationships and Related Transactions”

(e)            Agreements involving the subject company’s securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals

(b)           Use of securities acquired. Not applicable.

(c)(1)–(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Plans for the Company After the Asset Sale”

“Special Factors — Interests of the Advisor and the Company’s Directors and Executive Officers in the Asset Sale and the Plan of Liquidation”

“Special Factors — Regulatory Approvals Required for the Asset Sale and the Plan of Liquidation”

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“The Purchase Agreement”

“The Plan of Liquidation”

Item 7. Purposes, Alternatives, Reasons and Effects

(a)           Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Special Factors — HTI’s Purposes and Reasons for the Asset Sale”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

“Special Factors — Plans for the Company after the Asset Sale”

(b)           Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Special Factors — HTI’s Purposes and Reasons for the Asset Sale”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

(c)           Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Special Factors — HTI’s Purposes and Reasons for the Asset Sale”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

(d)           Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

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“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Special Factors — HTI’s Purposes and Reasons for the Asset Sale”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

“Special Factors — Plans for the Company After the Asset Sale”

“The Purchase Agreement”

“The Plan of Liquidation”

“AR Global Arrangements”

“Material U.S. Federal Income Tax Consequences”

Item 8. Fairness of the Transaction

(a)–(b)    Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Special Factors — HTI’s Purposes and Reasons for the Asset Sale”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

“Special Factors — Opinion of the Special Committee’s Financial Advisor”

“Special Factors — Other Presentations by the Special Committee’s Financial Advisor”

“Special Factors — Opinion of the HTI Special Committee’s Financial Advisor”

“Special Factors — Other Presentations by the HTI Special Committee’s Financial Advisor”

Annex C — Opinion of SunTrust Robinson Humphrey, Inc.

Annex D — Opinion of KeyBanc Capital Markets Inc.

(c)           Approval of security holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

(d)           Unaffiliated representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

(e)           Approval of directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

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“Summary”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness to the Company’s Unaffiliated Stockholders”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness to the Company’s Unaffiliated Stockholders”

“Proposal No. 1: The Asset Sale Proposal”

“Proposal No. 2: The Plan of Liquidation Proposal”

(f)            Other offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)–(b)     Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Opinion of the Special Committee’s Financial Advisor”

“Special Factors — Other Presentations by the Special Committee’s Financial Advisor”

“Special Factors — Opinion of the HTI Special Committee’s Financial Advisor”

“Special Factors — Other Presentations by the HTI Special Committee’s Financial Advisor”

Annex C — Opinion of SunTrust Robinson Humphrey, Inc.

Annex D — Opinion of KeyBanc Capital Markets Inc.

The materials dated March 6, 2017, March 27, 2017, May 17, 2017 and June 15, 2017, each prepared by SunTrust Robinson Humphrey, Inc. and reviewed by the Company’s special committee, are attached hereto as Exhibits (c)(3), (c)(4), (c)(5) and (c)(6) and are incorporated by reference herein.

The materials dated July 8, 2016, March 2, 2017, March 7, 2017, March 13, 2017, March 23, 2017, March 30, 2017 and June 12, 2017, each prepared by KeyBanc Capital Markets Inc. and reviewed by HTI’s board of directors or special committee, are attached hereto as Exhibits (c)(7), (c)(8), (c)(9), (c)(10), (c)(11), (c)(12) and (c)(13) and are incorporated by reference herein.

(c)           Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the Company’s or HTI’s principal executive offices during its regular business hours by any interested holder of the Company’s common stock or representative who has been designated in writing.

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Item 10. Source and Amounts of Funds or Other Consideration

(a)–(b)    Source of funds; Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors — Financing of the Asset Sale”

“The Purchase Agreement”

(c)           Expenses. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Special Factors — Fees and Expenses”

“The Plan of Liquidation — Range of Liquidating Distributions”

(d)           Borrowed Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Summary”

“Special Factors — Financing of the Asset Sale”

Item 11. Interest in Securities of the Subject Company

(a)           Securities ownership. The information set forth in the proxy statement under the caption “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference:

(b)           Securities transactions. None.

Item 12. The Solicitation or Recommendation

(d)           Intent to tender or vote in a going-private transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation; Fairness of the Asset Sale”

“Proposal No. 1: The Asset Sale Proposal”

(e)           Recommendations of others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Recommendation of the Board of Directors and the Company’s Purposes and Reasons for the Asset Sale and the Plan of Liquidation”

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“Special Factors — Position of the Company, the OP and HT III Holdco as to Fairness”

“Proposal No. 1: The Asset Sale Proposal”

“Special Factors — HTI’s Purposes and Reasons for the Asset Sale”

“Special Factors — Position of HTI, HTI OP and HTI Holdco as to Fairness”

Item 13. Financial Statements

(a)           Financial information. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Index to Financial Statements and Information — Consolidated Financial Statements”

“Index to Financial Statements and Information — Financial Statement Schedule”

“Index to Financial Statements and Information — Unaudited Consolidated Financial Statements”

“Other Important Information Regarding the Company — Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding the Company — Book Value Per Share”

(b)           Pro forma information. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

“Index to Financial Statements and Information — Unaudited Pro Forma Consolidated Financial Statements”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b)    Solicitations or recommendations; Employees and corporate assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors — Background of the Asset Sale and the Plan of Liquidation”

“Special Factors — Fees and Expenses”

“The Plan of Liquidation — Range of Liquidating Distributions”

“The Annual Meeting of Stockholders — Solicitation of Proxies”

Item 15. Additional Information

(b)           Not applicable.

(c)           Other material information. The information set forth in the proxy statement, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)	The preliminary proxy statement of the Company (incorporated by reference to the preliminary proxy statement of the Company filed with the SEC on October 23, 2017) (File No. 000-55625).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the proxy statement)

(a)(3)	Letter to the Company’s Stockholders (incorporated herein by reference to the proxy statement)

(a)(4)	Notice of Annual Meeting of Stockholders (incorporated herein by reference to the proxy statement)

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(a)(5)	Press Release of the Company, dated June 19, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report filed on Form 8-K with the SEC on June 19, 2017)

(a)(6)	Press Release of HTI, dated June 19, 2017 (incorporated herein by reference to Exhibit 99.1 to HTI’s Current Report filed on Form 8-K with the SEC on June 19, 2017)

(a)(7)	Letter to the Company’s Stockholders (incorporated herein by reference to the Company’s definitive additional material filed with the SEC on July 27, 2017)

(a)(8)	Notice to Financial Advisors of Letter to the Company’s Stockholders (incorporated herein by reference to the Company’s definitive additional material filed with the SEC on July 27, 2017)

(b)(1)	Senior Secured Revolving Credit Agreement, dated as of March 21, 2014 (incorporated by reference to Exhibit 10.23 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on May 15, 2014)

(b)(2)	Increase Letter, dated April 15, 2014 (incorporated by reference to Exhibit 10.24 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on August 7, 2014)

(b)(3)	First Amendment to Senior Secured Revolving Credit Agreement, dated September 18, 2014 (incorporated by reference to Exhibit 10.43 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on November 14, 2014)

(b)(4)	Second Amendment to Senior Secured Revolving Credit Agreement, dated as of June 26, 2015 (incorporated by reference to Exhibit 10.57 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on August 12, 2015)

(b)(5)	Increase Letter, dated July 31, 2015 (incorporated by reference to Exhibit 10.22 to HTI’s Annual Report filed on Form 10-K with the SEC on March 11, 2016)

(b)(6)	Third Amendment to Senior Secured Revolving Credit Agreement, dated as of February 17, 2016 (incorporated by reference to Exhibit 10.55 to HTI’s Annual Report filed on Form 10-K with the SEC on March 11, 2016)

(b)(7)	Fourth Amendment to Senior Secured Revolving Credit Agreement, dated as of October 20, 2016 (incorporated by reference to Exhibit 10.60 to HTI’s Quarterly Report filed on Form 10-Q with the SEC on November 10, 2016)

(b)(8)	Fifth Amendment to Senior Secured Revolving Credit Agreement, dated as of February 24, 2017 (incorporated herein by reference to Exhibit 10.1 to HTI’s Current Report filed on Form 8-K with the SEC on March 2, 2017)

(b)(9)	Sixth Amendment to Senior Secured Revolving Credit Agreement, dated as of October 20, 2017 (incorporated herein by reference to Exhibit 10.1 to HTI’s Current Report filed on Form 8-K with the SEC on October 20, 2017)

(c)(1)	Opinion of SunTrust Robinson Humphrey, Inc., dated June 16, 2017 (incorporated herein by reference to Annex C of the proxy statement)

(c)(2)	Opinion of KeyBanc Capital Markets Inc., dated June 16, 2017 (incorporated herein by reference to Annex D of the proxy statement)

(c)(3)*†	Presentation of SunTrust Robinson Humphrey, Inc. prepared for the Special Committee of the Board of Directors of the Company, dated March 6, 2017

(c)(4)*†	Presentation of SunTrust Robinson Humphrey, Inc. prepared for the Special Committee of the Board of Directors of the Company, dated March 27, 2017

(c)(5)†	Preliminary Presentation of SunTrust Robinson Humphrey, Inc. prepared for the Special Committee of the Board of Directors of the Company, dated May 17, 2017

(c)(6)†	Presentation of SunTrust Robinson Humphrey, Inc. prepared for the Special Committee of the Board of Directors of the Company, dated June 15, 2017

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(c)(7)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Board of Directors of HTI, dated July 8, 2016

(c)(8)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Board of Directors of HTI, dated March 2, 2017

(c)(9)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated March 7, 2017

(c)(10)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated March 13, 2017

(c)(11)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated March 23, 2017

(c)(12)†	Preliminary Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated March 30, 2017

(c)(13)†	Presentation Materials of KeyBanc Capital Markets Inc. prepared for the Special Committee of the Board of Directors of HTI, dated June 12, 2017

(d)(1)	None

(f)(1)	Certain Provisions of the MGCL (incorporated herein by reference to Annex E to the proxy statement)

(g)	None

*	Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment and separately filed with the Securities and Exchange Commission.
†	Previously filed.

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 23, 2017

American Realty Capital Healthcare Trust III, Inc.

	By:	/s/ Katie P. Kurtz
	Name:	Katie P. Kurtz
	Title:	Chief Financial Officer, Treasurer and Secretary

American Realty Capital Healthcare Trust III Operating Partnership, L.P.

By: American Realty Capital Healthcare Trust III, Inc., its sole general partner

By:	/s/ Katie P. Kurtz
Name:	Katie P. Kurtz
Title:	Chief Financial Officer, Treasurer and Secretary

ARHC TRS Holdco III, LLC

By: American Realty Capital Healthcare Trust III Operating Partnership, L.P., its sole member

By: American Realty Capital Healthcare Trust III, Inc., its sole general partner

By:	/s/ Katie P. Kurtz
Name:	Katie P. Kurtz
Title:	Chief Financial Officer, Treasurer and Secretary

Healthcare Trust, Inc.

By:	/s/ W. Todd Jensen
Name:	W. Todd Jensen
Title:	Chief Executive Officer and President

Healthcare Trust Operating Partnership, L.P.

By: Healthcare Trust, Inc., its sole general partner

By:	/s/ W. Todd Jensen
Name:	W. Todd Jensen
Title:	Chief Executive Officer and President

ARHC TRS Holdco II, LLC

By: Healthcare Trust Operating Partnership, L.P., its sole member

By: Healthcare Trust, Inc., its sole general partner

By:	/s/ W. Todd Jensen
Name:	W. Todd Jensen
Title:	Chief Executive Officer and President